[Letterhead of Vinson & Elkins]

January 28, 2005

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	Ms. Lesli L. Sheppard
Division of Corporate Finance

Re:	Huntsman Corporation Registration Statement on Form S-1, Amendment No. 2
Filed on January 28, 2005 (File No. 333-120749)

Ladies and Gentlemen:

On behalf of Huntsman Corporation (the “Company”), we enclose four courtesy copies of the Company’s Amendment No. 2 (“Amendment No. 2”) to its Registration Statement on Form S-1 (the “Registration Statement”) that was filed on January 28, 2005, each of which has been marked to show changes from Amendment No. 1 to the Registration Statement filed on January 6, 2005 (“Amendment No. 1”).

This letter sets forth the responses of the Company to the comments of the staff of the Securities and Exchange Commission (the “Staff”) in the comment letter of the Staff dated January 25, 2005.  Please note that, to the extent these responses are predicated on factual information, that information has, unless otherwise indicated, been provided by the Company.  For your convenience, we have repeated each comment of the Staff exactly as given in the order given and set forth below it the response of the Company.  Capitalized terms used in this letter and not defined have the meanings given to them in the Registration Statement.

General

1.                                      Please include in a “recent developments” section a discussion of your preliminary results for the year ended December 31, 2004.  This discussion should include, for example, any material events, transactions and trends. If unaudited results are unavailable, please disclose that fact and explain why.

RESPONSE:  The requested change has been made.  See page 13 of the revised prospectus included in Amendment No. 2.

Prospectus Summary, page 1

2.                                      We note that you use the terms “$8.4 billion” and “$9.3 billion” with respect to your pro forma revenues for the nine mouths ended September 30, 2004 and the year ended

December 31, 2003.  Yet, when you disclose your debt you state “$6,200.7 million.” Please revise to use consistent numbering terms.

RESPONSE:  The requested changes have been made throughout the revised prospectus included in Amendment No. 2.

3.                                      We note your response to our prior comment 6.  Please revise further to disclose your history of net losses.  Use quantification in your revised disclosure.

RESPONSE:  The requested change has been made.  See page 9 of the revised prospectus included in Amendment No. 2.

Summary Historical and Pro Forma As Adjusted Financial Data, page 14

4.                                      We note your revised disclosures in response to prior comment 11 regarding your use of EBITDA as an operating performance and liquidity measure.  As previously requested, please revise your disclosure to state how management compensations for the material limitations of your non-GAAP measure EBITDA.

RESPONSE:  The requested change has been made.  See pages 16, 50 and 57 of the revised prospectus included in Amendment No. 2.

Unaudited Pro Forma Financial Data, page 36
General, page 36

5.                                      We note that the pro forma adjustments to both the pro forma statements of operations and balance sheet are to include the issuance of $175 million senior subordinated notes and Euro 135 million of senior subordinated notes, the application of the net proceeds, and the cross currency swap transaction.  It appears that the incurrence of this debt and the use of its proceeds are being netted into one line item.  Please separately show the incurrence of these debentures and the use of its proceeds in the appropriate footnotes.  In addition, it does not appear that the incurrence of these debentures has been included in the “Schedule of Pro Forma and Pro Forma As Adjusted Interest Expense Adjustments.” Please advise, or revise.

RESPONSE:  The requested change has been made.  Please see footnote (c) on page 44 of the revised prospectus included in Amendment No. 2.  The incurrence of the new debentures is properly reflected within the “Schedule of Pro Forma and Pro Forma As Adjusted Interest Expense Adjustments.”   In the initial filing of the Registration Statement, total debt associated with the HI Senior Subordinated Notes was $1,159.6 million.  In Amendment No. 1, the HI Senior Subordinated Notes totaled $1,176.7, representing an increase of $17.2 million from the initial filing.  This increase in debt is also reflected within footnote (c) to the Unaudited  Pro Forma Consolidated Balance Sheet as of September 30, 2004  by taking the difference between proceeds of $348.1 million less repayments of $330.9 million.  In addition, within the “Schedule of Pro Forma and Pro Forma As Adjusted Interest Expense Adjustments,” the corresponding interest expense for the HI Senior Subordinated Notes decreased for each respective period presented in accordance with lower weighted average interest rates resulting from the new debentures.  The impact of the cross currency swap transaction is also reflected in the “Schedule of Pro Forma and Pro Forma As Adjusted Interest Expense Adjustments” on the row in “Other Items” described as “Cross currency swap (pay €132 at 6.63%, receive $175 at 7.375%).”

Pro Forma Condensed Statements of Operations

6.                                      Regarding note (1) to the nine-months ended September 30, 2003 and the year-ended December 31, 2003 statements, please tell us why you are classifying your adjustment to eliminate the effect of the unrealized exchange gains (losses) arising from the revaluation of non-functional currency denominated debt as a reduction to operating expense instead of a non-operating expense.

RESPONSE:  The Company has classified the adjustment to eliminate the effect of the unrealized exchange gains (losses) arising from the revaluation of non-functional currency denominated debt as a reduction to operating expense because the amount being eliminated was classified as an operating expense in the predecessor Vantico business for the six months ended June 30, 2003.  See footnote (b) to the Pro Forma Condensed Statements of Operations on pages 39 and 41 of the revised prospectus included in Amendment No. 2.

Management’s Discussion and Analysis, page 45
Results of Operations

7.                                      We note your response and revised disclosures in response to prior comment 32.  However, you did not provide a discussion and analysis of your pro forma December 31, 2003 year end results, as requested.  Please revise your filing to include this disclosure.

RESPONSE:  The requested change has been made.  Please see page 67 of the revised prospectus included in Amendment No. 2.

Restructuring and Plant Closing Costs, page 83

8.                                      We note your response to prior comment 40, and the revisions you have made to this disclosure.  However, it does not appear that your revisions to this disclosure addressed our prior comment.  As such, please revise your disclosure to state the reasonably likely effects that your restructuring and plant closings may have on future earnings and cash flows.  Your discussion should quantify the reasonably likely impacts to future earnings and cash flows, and should also state when the effects are expected to be realized.

RESPONSE:  The requested change has been made.  Please see page 88 of the revised prospectus included in Amendment No. 2.

Restructuring Activities for the Year Ended December 31, 2003, page 86

9.                                      We note your response to our prior comment 43.  Yet, this disclosure still appears in your prospectus.  We reissue this comment.

RESPONSE:  The requested change has been made.  Please see pages 90 and F-34 of the revised prospectus included in Amendment No. 2.

Management, page 142

10.                               We note your response to prior comment 47, in which you state that you will identify persons to be appointed as additional independent directors in a subsequent amendment.  Please also remember to file the consents of those persons to being named in the prospectus, as required by Rule 438.

RESPONSE:  Subsequent to the filing of Amendment No. 1, the Company has determined that it will not have final arrangements with any particular individuals to become directors prior to the completion of the offering.  Accordingly, no additional proposed directors have been named in the revised prospectus included in Amendment No. 2 and no consents relating to any such directors have been filed.  In response to prior comment 47, the prospectus included in Amendment No. 2 has been revised to disclose the class to which each of the current directors will belong.  Please see page 151 of the revised prospectus included in Amendment No. 2.

Stock Incentive Plan, Other Stock-Based Awards, page 154

11.                               We note that you intend to grant a certain number of shares of restricted stock to certain of your employees and other persons.  Please state the amount of compensation expense and other expense that you will record at the time of grant.

RESPONSE:  The requested change has been made.  Please see pages 159-160 of the revised prospectus included in Amendment No. 2.

Principal and Selling Stockholders, page 157

12.                               We note your response to our prior comment 50.  Please include this information in the paragraph that precedes your principal and selling stockholders table.

RESPONSE:  The requested change has been made.  Please see page 163 of the revised prospectus included in Amendment No. 2.

Huntsman Holdings, LLC financial statements for the nine-months ended
September 30, 2004 and the year ended December 31, 2003

Consolidated Statements of Operations and Comprehensive Loss

13.                               We note your revision to this statement and the additional disclosure made within note 2 in response to prior comment 63.  Please expand this disclosure to also provide basic and diluted earnings per share for losses from continuing operations, cumulative effect of accounting changes and net loss for each period presented.  Refer to 36 and 37 of SFAS 128.

RESPONSE:  The requested change has been made.  Please see pages F-4 and F-20 of the revised prospectus included in Amendment No. 2.

1.             General AdMat Acquisition

14.                               We note your response and revised disclosures in response to prior comment 67.  Regarding the first bullet to prior comment 67, you stated that you deleted references to transactions among entities other than the company.  However, it appears that you simply replaced the first three bullets in which our comment refers with bulleted information regarding transactions among entities other than the company that was previously provided in your separate interim financial statements.  As previously requested, please revise your disclosure to clarify to readers that the transactions discussed in the first eight bullets are transactions among entities other than the company and therefore do not have any impact on your financial statements, and that these transactions were consummated to effect the ultimate transfer of MatlinPatterson’s investment in AdMat Investment to the company.

RESPONSE:  The requested change has been made.  Please see pages F-11 and F-12 of the revised prospectus included in Amendment No. 2.

15.                               Revise your disclosures to clarify how you arrived at a total purchase price of $521.8 million in light of the equity instruments exchanged and the debt instruments acquired.

RESPONSE:  The requested change has been made.  Please see page F-13 of the revised prospectus included in Amendment No. 2.

2.             Summary of Significant Accounting Policies, Revenue Recognition

16.                               We note your response to prior comment 69.

•                                          Please provide us with your analysis of the impact of recognizing revenue at the time shipment is made versus the actual sales terms for each period presented.  This analysis should clearly communicate the impact to total revenues, gross profit and operating income/(loss).

•                                          If the above analysis demonstrates that the impact of recognizing revenue at the time of shipment versus the actual sales terms for each period presented is not material, please remove the term “generally” from the last sentence, as previously requested, as your policy should clearly communicate all material instances in which you recognize revenue.

RESPONSE:  Set forth below is an analysis of the impact of recognizing revenue at the time shipment is made versus the actual sales terms for each period presented.  The Company considers both the gross and net effect on annual income to be immaterial and has removed the term “generally” from the revenue recognition accounting policy disclosure on page F-14 of the revised prospectus included in Amendment No. 2.

	Historical
	Nine Months Ended September 30,		Year Ended December 31,
	2004	2003	2003	2002	2001
	(amounts in millions)
Net Sales
Polyurethanes	$24	$15	$12	$—	$—
Advanced Materials	1	1	1	—	—
Performance Products	10	9	8	2	2
Pigments	4	7	7	—	—
Polymers	—	—	—	—	—
Base Chemicals — U.S.	—	—	—	—	—
Base Chemicals — U.K.	—	—	—	—	—
Total sales	$39	$32	$28	$2	$2

Estimated impact on operating income based upon average contribution margin
Polyurethanes	$3.4	$2.2	$1.7	$—	$—
Advanced Materials	0.4	0.3	0.3	—	—
Performance Products	1.2	1.1	0.9	$0.6	$0.5
Pigments	1.6	2.9	2.9	—
Polymers	—	—	—	—	—
Base Chemicals — U.S.	—	—	—	—	—
Base Chemicals — U.K.	—	—	—	—	—
Total gross effect	$6.6	$6.5	$5.8	$0.6	$0.5

Total net effect	$0.8	*	*	$0.1
Percent of operating income	0.4%			0.2%

*         Not comparable due to consolidation of HIH and acquisition of AdMat.

See pro forma analysis below.

	Pro Forma
	Nine Months Ended September 30,		Year Ended December 31,
	2004	2003	2003	2002		2001
	(amounts in millions)
Net Sales
Polyurethanes	$24	$15	$12	$7		$7
Advanced Materials	1	1	1	1	**	1	**
Performance Products	10	9	8	6		6
Pigments	4	7	7	6		6
Polymers	—	—	—	—		—
Base Chemicals — U.S.	—	—	—	—		—
Base Chemicals — U.K.	—	—	—	—		—
Total sales	$39	$32	$28	$20		$20

Estimated impact on operating income based upon average contribution margin
Polyurethanes	$3.4	$2.2	$1.7	$0.8		$1.2
Advanced Materials	0.4	0.3	0.3	0.3	**	0.3	**
Performance Products	1.2	1.1	0.9	1.1		1.0
Pigments	1.6	2.9	2.9	2.3		2.6
Polymers	—	—	—	—		—
Base Chemicals — U.S.	—	—	—	—		—
Base Chemicals — U.K.	—	—	—	—		—
Total gross effect	$6.6	$6.5	$5.8	$4.5		$5.1

Total net effect	$0.8	$2.0	$1.3	$(0.6)
Percent of operating income	0.4%	1.6%	0.6%

**     Estimated for periods prior to acquisition

2.             Summary of Significant Accounting Policies, Property, Plant and Equipment

17.                               We note your response to prior comment 72 and the corresponding revision to your disclosure.  Please include the information required by paragraph 33 of APB 20 for the change in accounting estimate that resulted from the change in accounting principle.

RESPONSE:  The requested change has been made.  Please see page F-15 of the revised prospectus included in Amendment No. 2.

10.          Restructuring, Plant Closing and Impairment Costs

18.                               We note your response to prior comment 59.  However, it is not clear how you revised your tabular presentation or how even your textual discussion separately discloses the changes related to your accrual for the 2003 restructuring activities from the changes related to your accrual for the 2004 restructuring activities.  Please advise, or revise.

RESPONSE:  The requested change has been made.  Please see pages 85-87, F-29, F-30 and F-31 of the revised prospectus included in Amendment No. 2.

19.                               We note your response to prior comment 77.  Tell us how you determined it was appropriate to record your employee termination costs under SFAS 112.  In this regard, tell us how you determined that you had “ongoing termination benefit arrangements” with regard to the terminated employees.  Expand your disclosures to clarify your accounting for these costs.

RESPONSE:  The Company has ongoing termination benefit arrangements as part of its collective bargaining agreements, written human resource policies and government regulations.  Substantially all employees terminated in connection with the restructuring programs were terminated under such ongoing termination benefit arrangements.  The related liability for termination costs was accrued as a one-time charge to earnings in accordance with SFAS No. 112 since (1) the termination obligation was attributable to employees’ services already rendered, (2) the obligation related to rights that vest or accumulate, (3) payment of the obligation is probable, and (4) the amount of the payment is reasonably estimable.  The amount of the employee termination accrual was calculated by applying the benefit provisions of the ongoing termination benefit arrangement to the specified employees to be terminated.  The Company has expanded its disclosure on pages F-29 and F-30 to clarify its accounting for these costs.

18.          Common Interests, and Tracking Preferred Interests

20.                               We note your revision made in response to prior comment 79. However, your statement, “...the Company authorized and issued four series of tracking preferred interests…that track the performance of the AdMat business. . .” remains unclear.  Please revise your disclosure to discuss how these interests track the performance of the AdMat business.

RESPONSE:  Reference to the tracking preferred interest has been deleted.  See pages 168 and F-57 of the revised prospectus included in Amendment No. 2.

21.          Commitments and Contingencies, Legal Matters

21.                               We note your response and revised disclosures regarding prior comment 44.  Please revise your disclosures for the asbestos exposure to provide the following information for each:

•                                          a rollforward of lawsuits for each of the periods presented (new lawsuits, settlements, and dismissals);

•                                          the amount or range of amounts claimed for each lawsuit for each period presented;

•                                          the aggregate costs and settlement amounts for each period presented, as applicable, including the amounts paid by those providing you with indemnifications; and

•                                          basis for stating that those providing you with indemnifications have the intent and ability to honor the indemnities upon which you are relying for each company.

RESPONSE:  The Company has revised its disclosures regarding asbestos exposure to include a rollforward of lawsuits for which a prior owner has not accepted defense under an indemnity agreement and the aggregate costs and settlement amounts for each of the periods presented. Please see pages 146, F-67 and F-68 of the revised prospectus included in Amendment No. 2.  With respect to those asbestos exposure lawsuits for which the Company has indemnity protection, substantially all of such cases are indemnified by ChevronTexaco Corporation. When the Company is sued in an asbestos exposure case that is covered by its indemnity agreement with ChevronTexaco, the Company tenders the case to ChevronTexaco and requests that ChevronTexaco fully indemnify and defend the Company. It has been the Company’s experience over the last ten years that ChevronTexaco has typically accepted its contractual responsibilities and subsequently merged its defense with the Company’s defense in the proceeding. Following acceptance of the case by ChevronTexaco, the Company does not typically maintain detailed records of the indemnified asbestos claims, and all case management is conducted by ChevronTexaco. As a result, the Company does not have the information requested in Comment 21 with respect to the indemnified cases.

ChevronTexaco has an issuer rating of Aa2 and a Stable outlook from Moody’s and an issuer rating of AA and a Stable outlook from Standard & Poor’s. According to Bloomberg, ChevronTexaco had a market capitalization of $113.4 billion as of January 26, 2005. Furthermore, the Company has never had a significant dispute with ChevronTexaco regarding its indemnification obligations, nor has it received any indication that ChevronTexaco does not intend to continue honoring such obligations. Therefore, the Company believes that ChevronTexaco has both the intent and the ability to honor such obligations.

22.                               We note your response to prior comment 82.  Please revise your disclosure to provide the damages alleged.

RESPONSE:  The Company has described the types of damages asserted in lawsuits based upon alleged exposure to toxic air emissions (alleged property damage and personal injury). Pleading rules in Texas state courts do not require that plaintiffs plead their damages with specificity as to the dollar amount, and plaintiffs have almost universally not provided this information in these cases. Therefore, the Company has not revised the prospectus included in Amendment No. 2 in response to this comment.

23.                               Please revise your disclosures regarding the Discoloration claims to provide the following information:

•                                          a rollforward of claims for each of the periods presented (new cases/lawsuits, settlements, and dismissals);

•                                          the amount or range of amounts claimed for each claim for each period presented; and

•                                          the aggregate costs and settlement amounts for each period presented, as applicable, including the amounts paid by those providing you with indemnifications/insurance coverage.

RESPONSE:  The Company has revised its disclosures regarding Discoloration Claims to include a rollforward of lawsuits and the aggregate costs and settlement amounts for each of the periods presented.  See pages 144, 145 and F-66 of the revised prospectus included in Amendment No. 2.

22.          Environmental Matters

24.                               We note your response to prior comment 89.  Please revise your disclosure to include the information contained in your response, as it will allow an investor to better understand your exposure.

RESPONSE:  The requested change has been made.  See pages 142 and F-72 of the revised prospectus included in Amendment No. 2.

Exhibit 5.1 — Draft

25.                               Please have counsel revise to state the number of shares of common stock and convertible preferred stock covered by the registration statement.  Please be sure that counsel includes shares issuable pursuant to the over-allotment option.

RESPONSE:  The requested change has been made in the revised form of the Exhibit 5.1 opinion to be rendered by Vinson & Elkins L.L.P. previously provided supplementally to Lesli Sheppard of the Staff.

26.                               Please have counsel revise the legal opinion to delete the assumptions in the second paragraph on page 1 that the securities “will be issued and sold in compliance with applicable federal and state securities laws” and that “any Common Stock issuable upon conversion of the Convertible Preferred Stock will be duly authorized and reserved for issuance upon such conversion.”

RESPONSE:  The requested change has been made in the revised form of the Exhibit 5.1 opinion to be rendered by Vinson & Elkins L.L.P. previously provided supplementally to Lesli Sheppard of the Staff.

27.                               Please have counsel revise to delete the language at (i) and (ii) in the opinions marked (a) and (c) on page 2.

RESPONSE:  Certain changes discussed with Lesli Sheppard of the Staff on January 26, 2005 have been made in the revised form of the Exhibit 5.1 opinion to be rendered by Vinson & Elkins L.L.P. previously provided supplementally to Ms. Sheppard.  However, certain of the assumptions included in the referenced language are necessary because the opinion must be rendered prior to the taking of such actions by the Pricing Committee of the board of directors.  Such assumptions have therefore been retained in the opinion.

If you have any questions with respect to the foregoing, please call the undersigned at (713) 758-3278, Jeff Floyd at (713) 758-2194 or David Stone at (713) 758-2236.

Very truly yours,

Vinson & Elkins L.L.P.

By:	/s/ W. Creighton Smith
W. Creighton Smith

Enclosures

cc:	Sam Scruggs (Huntsman Corporation)
John Heskett (Huntsman Corporation)
Jeff Floyd (Firm)
David Stone (Firm)
Jeff Potts (Deloitte & Touche LLP)
Greg Fernicola (Skadden, Arps, Slate, Meagher & Flom LLP)